恒生銀行 HANG SENG BANK

開拓．超越．EXCEED. EXCEL.

[redacted]

02049135

Our Ref: HOS CSE 020481
Your Ref: File No. 82-1747

5 August 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
U S A

02 AUG -8 AM 10:12

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

We are pleased to enclose for your reference and records a copy of the 2002 Interim Results Announcement of the Bank which was released today.

Yours faithfully

K W Ma
Assistant General Manager
and Company Secretary

PROCESSED
AUG 3 0 2002
THOMSON FINANCIAL

Encl

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com

Hang Seng 恒生 e-Banking

Member HSBC Group

Recycled Paper

Press Release

5 August 2002

HANG SENG BANK LIMITED
2002 INTERIM RESULTS - HIGHLIGHTS

- Operating profit before provisions down 2.0 per cent to HK$5,849 million (HK$5,967 million for the first half of 2001)
- Pre-tax profit down 3.3 per cent to HK$5,978 million (HK$6,183 million for the first half of 2001)
- Attributable profit down 2.9 per cent to HK$5,220 million (HK$5,375 million for the first half of 2001)
- Return on average shareholders' funds of 23.8 per cent (24.4 per cent for the first half of 2001)
- Total assets down 0.9 per cent to HK$470.6 billion (HK$474.8 billion at 31 December 2001)
- Earnings per share down 2.8 per cent to HK$2.73 (HK$2.81 per share for the first half of 2001)
- First interim dividend per share maintained at HK$2.10 (HK$2.10 per share for the first half of 2001)
- Total capital ratio of 15.4 per cent (15.3 per cent at 31 December 2001); tier 1 capital ratio of 12.6 per cent (12.3 per cent at 31 December 2001)
- Cost:income ratio of 23.7 per cent (23.8 per cent for the first half of 2001)

HANG SENG BANK ATTRIBUTABLE PROFIT DOWN 2.9 PER CENT TO HK$5,220 MILLION

Hang Seng Bank Limited (the Bank) and its subsidiary and associated companies (Hang Seng) reported an unaudited **profit attributable to shareholders** of HK$5,220 million for the first half of 2002, 2.9 per cent lower than the first half of 2001 but an increase of 10.1 per cent compared with the second half of 2001.

Operating profit before provisions fell by HK$118 million, or 2.0 per cent, to HK$5,849 million. A reduction of 7.6 per cent in net interest income, mainly attributable to the decline in free funds' contribution, outweighed the combined effect of a 14.6 per cent rise in other operating income and a 2.7 per cent reduction in operating expenses. **Operating profit** decreased by 6.4 per cent to HK$5,568 million, after taking into account the net charge for provisions for bad and doubtful debts which rose by HK$260 million to HK$281 million due to the exceptionally high releases and recoveries in the same period last year. **Profit before tax** amounted to HK$5,978 million, which was HK$205 million, or 3.3 per cent, lower than the first half of 2001, after accounting for an increase in profits on disposal of debt securities and locally-listed equities, and the inclusion of the Bank's share of the value of the long-term assurance business of Hang Seng Life Limited. Compared with the second half of 2001, **operating profit before provisions** and **profit before tax** increased by 5.7 per cent and 12.1 per cent respectively.

Total assets were HK$4.2 billion, or 0.9 per cent, lower at HK$470.6 billion, compared with HK$474.8 billion at 31 December 2001. The slight reduction in balance sheet size reflected a decrease of 1.5 per cent in customer deposits. There was a continued shift of time deposits to savings deposits under a persistently low interest rate environment. Advances to customers grew by 1.5 per cent during the first half of 2002, mainly in residential mortgages, corporate lending and trade advances, while mortgages under the Government Home Ownership Scheme decreased. Investment in debt securities also rose, with funds redeployed from lower yielding interbank placements.

Shareholders' funds (excluding proposed dividends) grew by HK$552 million, or 1.4 per cent, to HK$40,270 million at 30 June 2002. This was mainly attributable to an increase of HK$1,274 million in retained profits and a reduction of HK$672 million in the long-term equity investment revaluation reserve due to the realisation on disposal and the fall in fair value of long-term equities.

The **return on average total assets** was maintained at 2.2 per cent (2.2 per cent for the first half of 2001). The **return on average shareholders' funds** was 23.8 per cent, compared with 24.4 per cent in the first half of 2001 and 21.4 per cent in the second half of 2001.

The **advances to deposits ratio** rose to 55.3 per cent at 30 June 2002 from 53.7 per cent at 31 December 2001, a result of the growth in customer advances and the reduction in customer deposits during the first half of 2002. Hang Seng continued to maintain a strong liquidity position, with the **average liquidity ratio** for the first half of 2002 (calculated in accordance with the Fourth Schedule of the Banking Ordinance) at 43.4 per cent (46.0 per cent for the first half of 2001).

The **total capital ratio** at 30 June 2002 was 15.4 per cent (15.3 per cent at 31 December 2001) and the tier 1 capital ratio was 12.6 per cent (12.3 per cent at 31 December 2001).

The Directors have declared a **first interim dividend** of HK$2.10 per share (HK$2.10 per share for the first half of 2001), which will be payable on Wednesday, 4 September 2002 to shareholders on the Register of Shareholders on Wednesday, 28 August 2002. The dividend as declared should not be taken as an indication of the level of profit or dividend for the full year.

Comment by David Eldon, Chairman

"With the Hong Kong economy remaining sluggish and the banking environment challenging in the first half of 2002, Hang Seng achieved an attributable profit of HK$5,220 million, a fall of 2.9 per cent from the first half of 2001 but an increase of 10.1 per cent compared with the second half of that year.

"A hoped for recovery in re-exports in the second half of 2002 should lead to a modest rebound in the economy but the pace of recovery will probably be slow. Domestic demand and investment are likely to remain subdued in view of the record high unemployment and weak asset prices. The banking industry will continue to be affected by intense competition, weak loan demand, surplus liquidity and continuing pressure on margins.

"In this difficult operating environment, Hang Seng will focus on cost control and credit risk management while continuing to build more profitable long-term customer relationships and diversifying income sources to increase shareholder value. We shall also expand further our operations in mainland China to pave the way for future growth."

The financial information in this press release is based on the unaudited consolidated accounts of Hang Seng Bank Limited and its subsidiary and associated companies for the six months ended 30 June 2002.

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Interest income	**7,617**	14,430	10,079
Interest expense	**(2,164)**	(8,528)	(4,321)
Net interest income	**5,453**	5,902	5,758
Other operating income	**2,212**	1,931	2,016
Operating income	**7,665**	7,833	7,774
Operating expenses	**(1,816)**	(1,866)	(2,238)
Operating profit before provisions	**5,849**	5,967	5,536
Provisions for bad and doubtful debts	**(281)**	(21)	(403)
Operating profit	**5,568**	5,946	5,133
Profit on tangible fixed assets and long-term investments	**343**	212	181
Net deficit on property revaluation	**—**	—	(14)
Share of profits of associated companies	**67**	25	31
Profit on ordinary activities before tax	**5,978**	6,183	5,331
Tax on profit on ordinary activities	**(758)**	(808)	(592)
Profit attributable to shareholders	**5,220**	5,375	4,739
Retained profits at beginning of period			
- as previously reported	**19,618**	18,732	20,162
- arising on change in accounting policies	**17**	—	—
- as restated	**19,635**	18,732	20,162
Transfer of depreciation to premises revaluation reserve	**48**	50	50
Realisation on disposal of premises and investment properties	**2**	20	22
Exchange adjustments	**2**	—	(2)
Proposed dividends	**(4,015)**	(4,015)	(5,353)
Retained profits at end of period	**20,892**	20,162	19,618

Figures in HK$			
Earnings per share	**2.73**	2.81	2.48
Dividends per share	**2.10**	2.10	2.80

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Assets			
Cash and short-term funds	**88,438**	118,172	111,099
Placings with banks maturing after one month	**42,192**	49,665	43,666
Certificates of deposit	**26,822**	19,407	23,203
Securities held for dealing purposes	**1,209**	2,837	2,167
Advances to customers	**225,746**	219,750	222,436
Amounts due from immediate holding company and fellow subsidiary companies	**10,425**	7,641	8,297
Long-term investments	**54,918**	40,963	43,262
Investments in associated companies	**1,051**	808	774
Tangible fixed assets	**11,237**	11,916	11,323
Other assets	**8,568**	11,458	8,560
	470,606	482,617	474,787
Liabilities			
Current, savings and other deposit accounts	**408,295**	415,484	414,328
Deposits from banks	**2,287**	4,050	2,622
Amounts due to immediate holding company and fellow subsidiary companies	**1,896**	1,098	1,051
Other liabilities	**13,843**	16,802	11,715
	426,321	437,434	429,716
Capital resources			
Share capital	**9,559**	9,559	9,559
Reserves	**30,711**	31,609	30,159
Proposed dividends	**4,015**	4,015	5,353
Shareholders' funds	**44,285**	45,183	45,071
	470,606	482,617	474,787

Consolidated statement of changes in equity (Unaudited)

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Shareholders' funds at beginning of period			
- as previously reported	**45,071**	45,937	45,183
- change in accounting policies			
-- net transitional liabilities on defined benefit schemes	**(189)**	–	–
-- value on long-term assurance business	**206**	–	–
	17	–	–
- as restated	**45,088**	45,937	45,183
Unrealised deficit on revaluation of premises	–	–	(209)
Unrealised deficit on revaluation of investment properties			
- Bank and subsidiary companies	–	–	(211)
- associated company	–	–	(61)
Long-term equity investment revaluation reserve			
- unrealised deficit on revaluation	**(395)**	(612)	(238)
- realisation on disposal	**(277)**	(164)	(115)
Exchange adjustments	**2**	–	(2)
Net losses recognised in the shareholders' funds during the period	**(670)**	(776)	(836)
Profit attributable to shareholders for the period	**5,220**	5,375	4,739
Dividends paid	**(5,353)**	(5,353)	(4,015)
Shareholders' funds at end of period	**44,285**	45,183	45,071

Economic profit (Unaudited)

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. For consistency, the benchmark cost of capital of 15.0 per cent was applied, which is above Hang Seng's true cost of capital under the current low interest rate environment. The trend of economic profits in this analysis shows that Hang Seng continues to create value for its shareholders.

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Average invested capital	**31,260**	30,448	31,664
Return on invested capital[♦]	**5,265**	5,423	4,799
Cost of capital	**(2,322)**	(2,270)	(2,397)
Economic profit	**2,943**	3,153	2,402

[♦] *Return on invested capital represents profit after tax adjusted for non-cash items.*

Figures in HK$m	*Half-year ended 30 June 2002*	*Half-year ended 30 June 2001*
Net cash outflow from operating activities	(1,406)	(4,031)
Cash flows from investing activities		
Net cash outflow from investment in an associated company	(35)	(25)
Purchase of long-term investments	(38,148)	(18,991)
Proceeds from sale or redemption of long-term investments	27,324	17,101
Purchase of tangible fixed assets	(92)	(105)
Proceeds from sale of tangible fixed assets	2	49
Dividends received from an associated company	21	27
Income received on long-term investments	983	1,250
Net cash outflow from investing activities	(9,945)	(694)
Cash flows from financing activities		
Dividends paid	(5,353)	(5,353)
Net cash outflow from financing activities	(5,353)	(5,353)
Decrease in cash and cash equivalents	(16,704)	(10,078)
Cash and cash equivalents at beginning of period	141,103	157,511
Cash and cash equivalents at end of period	124,399	147,433

Net interest income

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Net interest income	**5,453**	5,902	5,758
Average interest-earning assets	**442,284**	461,267	448,711
Net interest spread	**2.38%**	2.21%	2.35%
Net interest margin	**2.49%**	2.58%	2.55%

Net interest income decreased by HK$449 million, or 7.6 per cent, while average interest-earning assets fell by HK$19.0 billion, or 4.1 per cent. Net interest spread improved by 17 basis points to 2.38 per cent, but this was more than offset by a reduction of 26 basis points in the contribution from net free funds to 0.11 per cent, leading to a 9 basis point compression in net interest margin to 2.49 per cent.

Net interest spread benefited by 21 basis points from improved spreads on holdings of fixed rate securities in a lower interest rate environment and gained 6 and 8 basis points respectively from the growth in lower cost savings deposits and a wider spread earned on time deposits. These were partly offset by a further decline in the average yield on the mortgage portfolio (including those under Government Home Ownership Scheme) and a reduction in interest recovered from non-performing advances which had an adverse impact of 16 and 2 basis points respectively on net interest spread. The contribution from net free funds was affected by the sharp fall in market interest rates, resulting in a reduction of HK$623 million in net interest income compared with the first half of 2001.

Compared with the second half of 2001, net interest income fell by HK$305 million, or 5.3 per cent, with a 6 basis point fall in net interest margin to 2.49 per cent. Net interest spread widened by 3 basis points to 2.38 per cent, benefiting from improved spreads on fixed rate securities, growth in lower cost savings deposits and a wider spread earned attributable to time deposits. The fall in market interest rates caused the contribution from net free funds to decrease by 9 basis points to 0.11 per cent, which translated into a decline of HK$208 million in net interest income.

As a result of the continued reduction in the pricing of new mortgages and the re-pricing of existing loans, the average yield on the residential mortgage portfolio, excluding Government Home Ownership Scheme mortgages and staff loans, fell to 138 basis points below BLR for the first half of 2002, before accounting for the effect of cash incentive payments. This compared with 65 basis points and 103 basis points below BLR in the first and second halves of 2001 respectively.

Other operating income

Figures in HK$m	*Half-year ended 30 June 2002*	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Dividend income			
- listed investments	44	51	35
- unlisted investments	9	6	1
	53	57	36
Fees and commissions			
- securities/stockbroking	130	126	94
- retail investment funds	472	152	218
- insurance	185	168	256
- account services	129	136	144
- remittance	62	61	62
- cards	292	312	321
- credit facilities	146	157	148
- import/export	99	106	108
- other	75	60	67
Fees and commissions receivable	1,590	1,278	1,418
Fees and commissions payable	(156)	(154)	(134)
	1,434	1,124	1,284
Dealing profits			
- foreign exchange	280	259	272
- securities and other trading activities	10	–	(1)
	290	259	271
Insurance underwriting	125	129	97
Rental income from investment properties	113	123	122
Other	197	239	206
	2,212	1,931	2,016

Other operating income rose by HK$281 million, or 14.6 per cent, and contributed 28.9 per cent of total operating income, compared with 24.7 per cent for the first half of 2001.

The strong growth of 27.6 per cent in net fees and commissions reflects Hang Seng's successful delivery of wealth management services to target customer segments. This included a 210.5 per cent increase in fees from the distribution and management of retail investment funds to HK$472 million, growth of 59.6 per cent in life insurance sales commissions to HK$142 million and an increase of 3.2 per cent in securities broking and related income to HK$130 million.

Dealing profits grew by HK$31 million, or 12.0 per cent, attributable to improvements in foreign exchange income and securities trading. Insurance underwriting profit was maintained under intense market competition while other income fell by HK$42 million, or 17.6 per cent, mainly due to lower loan redemption fees.

Operating expenses

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Staff costs			
- salaries and other costs	**915**	909	925
- retirement benefit costs	**98**	112	322
	1,013	1,021	1,247
Depreciation	**174**	189	197
Premises and equipment			
- rental expenses	**84**	80	84
- other	**282**	339	364
	366	419	448
Other operating expenses	**263**	237	346
	1,816	1,866	2,238
Cost:income ratio	**23.7%**	23.8%	28.8%
Staff numbers (full-time equivalent)	**7,321**	7,425	7,488

Operating expenses fell by HK$50 million, or 2.7 per cent, to HK$1,816 million. Staff costs decreased marginally by HK$8 million, or 0.8 per cent. Depreciation charges dropped by HK$15 million, or 7.9 per cent, reflecting a lower level of capital expenditure. Premises and equipment expenses decreased by HK$53 million, or 12.6 per cent, attributable to the reduction in IT expenditure after the initial spending in the previous year to support the development of e-banking initiatives. Other operating expenses increased by HK$26 million, or 11.0 per cent, mainly in marketing and advertising expenses to promote credit cards and other personal banking products.

Provisions for bad and doubtful debts

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Net charge/(release) for bad and doubtful debts			
Advances to customers			
Specific provisions			
- new provisions	**528**	576	559
- releases	**(222)**	(461)	(136)
- recoveries	**(25)**	(94)	(20)
	281	21	403
General provisions	**–**	–	–
Net charge to profit and loss account	**281**	21	403

The net charge for bad and doubtful debts for the first half of 2002 amounted to HK$281 million against the comparative figure of HK$21 million which benefited significantly from the exceptionally high releases and recoveries during the first half of 2001. New and additional specific provisions were reduced by HK$48 million, or 8.3 per cent, to HK$528 million, with a reduction in specific charges for corporate accounts and residential mortgages offsetting the rise in specific charges for card advances and personal loans. Releases and recoveries reduced by HK$308 million, or 55.5 per cent, to HK$247 million, mainly in corporate accounts and taxi loans.

Profit on tangible fixed assets and long-term investments

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Profit on disposal of long-term equity investments			
- realisation of amounts previously recognised in revaluation reserves at beginning of period	**316**	181	184
- loss arising in current period	**(39)**	(17)	(69)
	277	164	115
Profit less loss on disposal of held-to-maturity debt securities	**75**	49	71
Profit less loss on disposal of tangible fixed assets	**–**	(1)	6
Provision for impairment of long-term investments	**(9)**	–	(11)
	343	212	181

Profit on disposal of tangible fixed assets and long-term investments rose by HK$131 million, or 61.8 per cent, to HK$343 million, with higher profits on the disposal of debt securities from the accrual portfolio and locally-listed equities.

Taxation

Taxation in the consolidated profit and loss account represents:

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Provision for Hong Kong profits tax	**745**	802	605
Taxation outside Hong Kong	**3**	2	4
Deferred taxation	**–**	–	(21)
	748	804	588
Share of associated companies' taxation	**10**	4	4
Total charge for taxation	**758**	808	592
Effective tax rate	**12.7%**	13.1 %	11.1%

The provision for Hong Kong profits tax was made at 16.0 per cent (the same rate as for 2001) based on an estimate of the assessable profits for the half-year ended 30 June 2002. Similarly, taxation provisions for subsidiary companies and branches outside the Hong Kong SAR were made at the appropriate rates of taxation prevailing in the countries in which they operate.

The effective tax rate was 12.7 per cent, compared with 13.1 per cent for the first half of 2001, mainly due to the increase in non-taxable capital gains on the disposal of locally-listed equities.

Earnings per share

The calculation of earnings per share for the first half of 2002 is based on earnings of HK$5,220 million (HK$5,375 million in the first half of 2001) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first half of 2001).

Dividends per share

	Half-year ended 30 June 2002		*Half-year ended 30 June 2001*		*Half-year ended 31 December 2001*	
	HK$ per share	***HK$m***	*HK$ per share*	*HK$m*	*HK$ per share*	*HK$m*
First interim	**2.10**	**4,015**	2.10	4,015	–	–
Second interim	**–**	**–**	–	–	2.80	5,353
	2.10	**4,015**	2.10	4,015	2.80	5,353

Cash and short-term funds

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Cash in hand and balances with banks and other financial institutions	**3,873**	3,916	3,729
Money at call and placings with banks maturing within one month	**79,846**	104,457	101,293
Treasury bills	**4,719**	9,799	6,077
	88,438	118,172	111,099
Remaining maturity of treasury bills:			
- within three months	**3,520**	3,383	3,385
- one year or less but over three months	**1,199**	6,416	2,692
	4,719	9,799	6,077

Placings with banks maturing after one month

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Remaining maturity:			
- three months or less but over one month	**32,375**	34,223	29,835
- one year or less but over three months	**9,817**	15,442	13,831
	42,192	49,665	43,666

Certificates of deposit

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Remaining maturity:			
- three months or less but not repayable on demand	**3,242**	2,223	2,395
- one year or less but over three months	**5,542**	7,497	6,096
- five years or less but over one year	**17,937**	9,687	14,705
- over five years	**101**	—	7
	26,822	19,407	23,203

Securities held for dealing purposes

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Debt securities by remaining maturity:			
- three months or less but not repayable on demand	**579**	158	662
- one year or less but over three months	**214**	1,385	920
- five years or less but over one year	**416**	965	516
- over five years	**–**	208	69
	1,209	2,716	2,167
Equity shares	**–**	121	–
	1,209	2,837	2,167

Advances to customers

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Gross advances to customers	**228,893**	223,741	225,926
Specific provisions	**(1,710)**	(2,554)	(2,052)
General provisions	**(1,437)**	(1,437)	(1,438)
	225,746	219,750	222,436
Remaining maturity:			
- repayable on demand	**12,128**	11,764	12,062
- three months or less but not repayable on demand	**15,441**	17,170	13,213
- one year or less but over three months	**26,036**	23,847	24,815
- five years or less but over one year	**83,242**	75,878	82,065
- over five years	**84,628**	87,505	86,789
- overdue for more than one month	**1,452**	973	808
- non-performing advances	**5,966**	6,604	6,174
Gross advances to customers	**228,893**	223,741	225,926
Provisions for bad and doubtful debts	**(3,147)**	(3,991)	(3,490)
	225,746	219,750	222,436
Included in advances to customers are:			
- trade bills	**2,222**	2,085	1,882
- provisions for bad and doubtful debts	**(66)**	(44)	(61)
	2,156	2,041	1,821

Advances to customers (after deduction of interest in suspense and provisions) recorded modest growth of HK$3,310 million, or 1.5 per cent, to HK$225.7 billion at 30 June 2002, as loan demand remained subdued under the uncertain economic environment.

Provisions against advances to customers

Figures in HK$m	*Specific*	*General*	*Total*	*Suspended interest*
At 1 January 2002	2,052	1,438	3,490	509
Amounts written off	(649)	–	(649)	(117)
Recoveries of advances written off in previous years	25	–	25	–
Net charge to profit and loss account	281	–	281	–
Interest suspended during the period	–	–	–	74
Suspended interest recovered	–	–	–	(52)
Exchange adjustments	1	(1)	–	–
At 30 June 2002	1,710	1,437	3,147	414

Suspended interest comprises both suspended interest netted against 'Advances to customers' and suspended interest netted against accrued interest receivable in 'Prepayments and accrued income'.

Total provisions as a percentage of gross advances to customers are as follows:

	At 30 June 2002	*At 30 June 2001*	*At 31 December 2001*
	%	%	%
Specific provisions	0.75	1.14	0.91
General provisions	0.63	0.64	0.64
Total provisions	1.38	1.78	1.55

Total provisions as a percentage of gross advances to customers fell to 1.38 per cent at 30 June 2002, compared with 1.55 per cent at the end of 2001. Specific provisions as a percentage of gross advances decreased by 0.16 percentage points to 0.75 per cent. The reduction mainly reflected the writing-off of the irrecoverable balances and the upgrading of rescheduled advances and doubtful accounts to performing status. General provisions stood at 0.63 per cent of gross advances to customers, compared with 0.64 per cent at the end of 2001.

Non-performing advances to customers and provisions

Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:

Figures in HK$m	*At 30 June 2002*	*At 30 June 2001*	*At 31 December 2001*
Gross non-performing advances on which interest:			
- has been placed in suspense	**5,622**	6,578	6,084
- accrual has ceased	**479**	342	251
	6,101	6,920	6,335
Suspended interest	**(135)**	(316)	(161)
Gross non-performing advances[φ] (page 18)	**5,966**	6,604	6,174
Specific provisions	**(1,710)**	(2,554)	(2,052)
Net non-performing advances	**4,256**	4,050	4,122
Specific provisions as a percentage of gross non-performing advances[φ]	**28.7%**	38.7%	33.2%
Gross non-performing advances[φ] as a percentage of gross advances to customers	**2.6%**	3.0%	2.7%

[φ] *Stated after deduction of interest in suspense.*

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions are made after taking into account the value of collateral held in respect of such advances.

Gross non-performing advances (after deduction of interest in suspense) fell by HK$208 million, or 3.4 per cent, to HK$5,966 million, compared with the end of 2001. There was a slight improvement in the ratio of gross non-performing advances to gross advances to customers to 2.6 per cent from 2.7 per cent at the end of 2001.

Overdue advances to customers

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

	At 30 June 2002		*At 30 June 2001*		*At 31 December 2001*	
	HK$m	*%*	*HK$m*	*%*	*HK$m*	*%*
Gross advances to customers[ϕ] which have been overdue with respect to either principal or interest for periods of:						
- six months or less but over three months	823	0.3	861	0.4	1,338	0.6
- one year or less but over six months	1,321	0.6	1,455	0.6	894	0.4
- over one year	2,910	1.3	3,109	1.4	3,203	1.4
	5,054	2.2	5,425	2.4	5,435	2.4
Overdue advances to customers (as above)	5,054	2.2	5,425	2.4	5,435	2.4
Less: overdue advances on which interest is still being accrued	(691)	(0.3)	(655)	(0.3)	(622)	(0.3)
Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense						
- included in rescheduled advances	321	0.1	1,137	0.5	484	0.2
- other	1,282	0.6	697	0.4	877	0.4
Gross non-performing advances (page 17)	5,966	2.6	6,604	3.0	6,174	2.7

[ϕ] *Stated after deduction of interest in suspense.*

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers are as follows:

	At 30 June 2002		At 30 June 2001		At 31 December 2001	
	HK$m	***%***	*HK$m*	*%*	*HK$m*	*%*
Rescheduled advances to customers[ǂ]	**391**	**0.2**	2,336	1.0	512	0.2

[ǂ] *Stated after deduction of interest in suspense.*

Rescheduled advances are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower leading to an inability to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers (page 18).

Rescheduled advances to customers were reduced by HK$121 million, or 23.6 per cent, to HK$391 million at 30 June 2002, representing 0.2 per cent of gross advances to customers. The reduction was the result of the upgrading of certain corporate accounts and taxi loans to normal status after resumption of normal repayments for a prescribed period.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party in an area which is different from that of the counterparty. At 30 June 2002, over 90 per cent of Hang Seng's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from the positions at 30 June 2001 and 31 December 2001).

Gross advances to customers by industry sector

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

Figures in HK$m	*At 30 June 2002*	*At 30 June 2001*	*At 31 December 2001*
Gross advances to customers for use in Hong Kong			
Industrial, commercial and financial sectors			
Property development	**19,775**	19,199	20,237
Property investment	**29,952**	28,538	29,403
Financial concerns	**2,121**	1,693	1,991
Stockbrokers	**199**	133	115
Wholesale and retail trade	**3,755**	4,084	3,737
Manufacturing	**2,032**	1,789	1,683
Transport and transport equipment	**9,671**	8,205	9,687
Other	**19,129**	18,741	17,109
	86,634	82,382	83,962
Individuals			
Advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**36,752**	39,333	39,295
Advances for the purchase of other residential properties	**78,937**	76,678	77,537
Credit card advances	**5,419**	4,986	5,262
Other	**6,944**	5,945	6,050
	128,052	126,942	128,144
Total gross advances for use in Hong Kong	**214,686**	209,324	212,106
Trade finance	**10,002**	10,455	9,434
Gross advances for use outside Hong Kong	**4,205**	3,962	4,386
Gross advances to customers	**228,893**	223,741	225,926

Lending to the industrial, commercial and financial sectors grew by HK$2,672 million, or 3.2 per cent, since the end of 2001. The manufacturing sector recorded lending growth of 20.7 per cent, reflecting the Bank's efforts in developing business with middle market and smaller enterprises. The lending increase in the 'Other' sector of 11.8 per cent was mainly in working capital financing for large corporations in public utility and property development businesses.

Advances to individuals were maintained at the same level as at the end of 2001. Government Home Ownership Scheme ('GHOS') mortgages decreased following the suspension of GHOS flat sales during the period from September 2001 to June 2002 while residential mortgages continued to grow amidst intense market competition. Credit card advances and other lending to individuals, mainly tax and personal loans, grew by 3.0 per cent and 14.8 per cent respectively, in line with the Bank's strategy to diversify its loan portfolios.

Trade finance recorded growth of 6.0 per cent, as Hong Kong's re-export trade began to pick up in the first half of 2002.

Long-term investments

Figures in HK$m	*Carrying value* At 30 June 2002	At 30 June 2001	At 31 December 2001
Held-to-maturity debt securities			
Issued by public bodies			
- central governments and central banks	**6,940**	3,806	3,324
- other public sector entities	**8,375**	6,053	6,510
	15,315	9,859	9,834
Issued by other bodies			
- banks and other financial institutions	**21,229**	14,960	15,234
- corporate entities	**15,428**	12,217	14,537
	36,657	27,177	29,771
	51,972	37,036	39,605
Equity investments			
Issued by corporate entities	**2,946**	3,927	3,657
	54,918	40,963	43,262
Held-to-maturity debt securities			
- listed in Hong Kong	**1,167**	371	311
- listed outside Hong Kong	**15,368**	7,560	9,762
	16,535	7,931	10,073
- unlisted	**35,437**	29,105	29,532
	51,972	37,036	39,605
Equity investments			
- listed in Hong Kong	**2,189**	3,269	2,848
- listed outside Hong Kong	**82**	92	95
	2,271	3,361	2,943
- unlisted	**675**	566	714
	2,946	3,927	3,657
	54,918	40,963	43,262

Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of redemption. Equity investments are stated at fair value, less provision for impairment.

Long-term investments increased by HK$11,656 million, or 26.9 per cent, compared with 31 December 2001. The portfolio of held-to-maturity debt securities rose by HK$12,367 million, or 31.2 per cent, to HK$51,972 million with increases in securities issued by public bodies, banks and financial institutions. The portfolio's fair value was HK$52,531 million at 30 June 2002, with an unrealised revaluation gain of HK$559 million.

The equity investment portfolio was HK$711 million, or 19.4 per cent, lower due to disposals and the fall in fair value following stock market movements.

Long-term investments *(continued)*

The following table shows the fair value of held-to-maturity debt securities:

Figures in HK$m	*At 30 June* **2002**	*Fair value* *At 30 June* *2001*	*At 31 December* *2001*
Held-to-maturity debt securities			
Issued by public bodies			
- central governments and central banks	**7,055**	3,825	3,401
- other public sector entities	**8,649**	6,216	6,741
	15,704	10,041	10,142
Issued by other bodies			
- banks and other financial institutions	**21,278**	14,974	15,265
- corporate entities	**15,549**	12,338	14,663
	36,827	27,312	29,928
	52,531	37,353	40,070
Held-to-maturity debt securities			
- listed in Hong Kong	**1,182**	373	315
- listed outside Hong Kong	**15,494**	7,570	9,856
	16,676	7,943	10,171
- unlisted	**35,855**	29,410	29,899
	52,531	37,353	40,070

Maturity analysis of held-to-maturity debt securities:

Figures in HK$m	*At 30 June* **2002**	*Carrying value* *At 30 June* *2001*	*At 31 December* *2001*
Remaining maturity:			
- three months or less but not repayable on demand	**7,532**	7,351	7,892
- one year or less but over three months	**10,667**	7,168	6,087
- five years or less but over one year	**31,481**	19,474	22,930
- over five years	**2,292**	3,043	2,696
	51,972	37,036	39,605

Other assets

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Unrealised gains on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**876**	862	570
Deferred taxation	**34**	13	34
Items in the course of collection from other banks	**3,756**	4,722	2,881
Prepayments and accrued income	**2,040**	2,991	2,294
Other accounts	**1,862**	2,870	2,781
	8,568	11,458	8,560
Remaining maturity:			
- three months or less	**6,874**	8,820	6,467
- one year or less but over three months	**621**	2,446	1,048
- five years or less but over one year	**947**	50	913
- over five years	**90**	103	98
	8,532	11,419	8,526
- overdue[♦]			
-- six months or less but over three months	**5**	5	5
-- one year or less but over six months	**7**	8	7
-- over one year	**24**	26	22
	36	39	34
	8,568	11,458	8,560

[♦]*Represented mainly by overdue interest receivable included under 'Prepayments and accrued income'.*

Current, savings and other deposit accounts

Figures in HK$m	*At 30 June 2002*	*At 30 June 2001*	*At 31 December 2001*
Customer deposit accounts			
- current accounts	**32,548**	25,950	31,471
- savings accounts	**146,910**	128,745	141,608
- time and other deposits	**211,020**	245,768	222,685
Certificates of deposit in issue	**17,809**	15,021	18,564
Other debt securities in issue	**8**	–	–
	408,295	415,484	414,328
Customer deposit accounts			
Repayable on demand	**223,161**	176,953	186,557
With agreed maturity dates or periods of notice, by remaining maturity:			
- three months or less but not repayable on demand	**159,948**	210,806	198,405
- one year or less but over three months	**6,973**	12,606	10,664
- five years or less but over one year	**396**	98	138
	390,478	400,463	395,764
Certificates of deposit in issue			
Remaining maturity:			
- three months or less but not repayable on demand	**6,836**	4,272	3,888
- one year or less but over three months	**8,827**	1,797	6,667
- five years or less but over one year	**1,781**	8,587	7,644
- over five years	**365**	365	365
	17,809	15,021	18,564
Other debt securities in issue			
Remaining maturity:			
- three months or less but not repayable on demand	**8**	–	–
	8	–	–
	408,295	415,484	414,328

Customer deposit accounts fell by HK$5,286 million, or 1.3 per cent, to HK$390.5 billion, compared with HK$395.8 billion at 31 December 2001. There was a shift of funds from time deposits to savings and current accounts, reflecting customers' preference for liquidity in the low interest rate environment.

Certificates of deposit in issue fell by HK$755 million, or 4.1 per cent, to HK$17.8 billion.

Deposits from banks

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Repayable on demand	**1,146**	2,924	2,406
With agreed maturity dates or periods of notice, by remaining maturity:			
- three months or less but not repayable on demand	**1,137**	1,096	198
- one year or less but over three months	**4**	30	18
	2,287	4,050	2,622

Shareholders' funds

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Share capital	**9,559**	9,559	9,559
Retained profits	**20,892**	20,162	19,618
Premises and investment properties revaluation reserves	**8,069**	8,672	8,119
Long-term equity investment revaluation reserve	**1,651**	2,676	2,323
Capital redemption reserve	**99**	99	99
Reserves	**30,711**	31,609	30,159
	40,270	41,168	39,718
Proposed dividends	**4,015**	4,015	5,353
Shareholders' funds	**44,285**	45,183	45,071
Return on average shareholders' funds	**23.8%**	24.4%	21.4%

There was no purchase, sale or redemption of the Bank's listed securities by the Bank or any of its subsidiaries during the period.

Shareholders' funds (excluding proposed dividends) rose by HK$552 million, or 1.4 per cent, to HK$40,270 million at 30 June 2002, mainly reflecting an increase of HK$1,274 million in retained profits and a reduction of HK$672 million in the long-term equity investment revaluation reserve due to the disposal and decrease in fair value of equity investments.

The return on average shareholders' funds was 23.8 per cent, compared with 24.4 per cent and 21.4 per cent for the first and second halves of 2001 respectively.

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m	*At 30 June 2002*	*At 30 June 2001*	*At 31 December 2001*
Capital base			
Tier 1 capital			
- share capital	**9,559**	9,559	9,559
- retained profits	**20,533**	19,821	19,342
- capital redemption reserve	**99**	99	99
- total	**30,191**	29,479	29,000
Tier 2 capital			
- premises and investment properties revaluation reserves	**5,674**	5,860	5,708
- long-term equity investment revaluation reserve	**1,056**	1,605	1,418
- general provisions	**1,437**	1,437	1,437
- total	**8,167**	8,902	8,563
Unconsolidated investments and other deductions	**(1,608)**	(1,365)	(1,331)
Total capital base after deductions	**36,750**	37,016	36,232
Risk-weighted assets			
On-balance sheet	**224,802**	219,577	221,565
Off-balance sheet	**14,058**	14,743	14,726
Total risk-weighted assets	**238,860**	234,320	236,291
Total risk-weighted assets adjusted for market risk	**239,200**	234,834	236,588
Capital adequacy ratios			
After adjusting for market risk			
- tier 1 ✦	**12.6%**	12.6%	12.3%
- total ✦	**15.4%**	15.8%	15.3%
Before adjusting for market risk			
- tier 1	**12.6%**	12.6%	12.3%
- total	**15.4%**	15.8%	15.3%

✦*The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

The total capital ratio improved by 0.1 percentage point to 15.4 per cent at 30 June 2002, compared with 15.3 per cent at 31 December 2001. The capital base recorded a growth of 1.4 per cent while risk-weighted assets adjusted for market risk rose by 1.1 per cent.

The tier 1 capital ratio rose to 12.6 per cent as a result of the 6.2 per cent growth in retained profits.

Liquidity ratio

The average liquidity ratio for the period, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Half-year ended 30 June 2002	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
The Bank and its major banking subsidiaries	**43.4%**	46.0 %	45.2%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*
Operating profit	**5,568**	5,946
Provisions for bad and doubtful debts	**281**	21
Depreciation	**174**	189
Amortisation of long-term investments	**(42)**	(249)
Advances written off net of recoveries	**(624)**	(484)
Income receivable on long-term investments	**(953)**	(1,196)
Net cash inflow from trading activities	**4,404**	4,227
Change in cash and short-term funds	**1,499**	5,129
Change in placings with banks repayable after three months	**4,014**	7,207
Change in certificates of deposit	**(3,374)**	(1,765)
Change in securities held for dealing purposes	**958**	1,662
Change in advances to customers	**(2,967)**	(1,768)
Change in amounts due from immediate holding company and fellow subsidiary companies	**(455)**	(580)
Change in other assets	**(38)**	(185)
Change in customer deposit accounts	**(5,286)**	(14,412)
Change in debt securities in issue	**(747)**	291
Change in deposits from banks	**(335)**	248
Change in amounts due to immediate holding company and fellow subsidiary companies	**845**	(901)
Change in other liabilities	**1,629**	(3,100)
Taxation paid	**(68)**	(168)
Elimination of exchange differences and other non-cash items	**(1,485)**	84
Net cash outflow from operating activities	**(1,406)**	(4,031)

Reconciliation of cash flow statement *(continued)*

(b) Analysis of the balances of cash and cash equivalents

Figures in HK$m	*At 30 June 2002*	*At 31 June 2001*
Cash in hand and balances with banks and other financial institutions	4,244	3,978
Money at call and placings with banks maturing within one month	82,455	105,155
Treasury bills	2,415	1,767
Placings with banks repayable between one to three months	34,887	35,226
Certificates of deposit	398	1,307
	124,399	147,433

Contingent liabilities, commitments and derivatives

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2002			
Contingent liabilities:			
Guarantees	14,635	14,481	4,311
Commitments:			
Documentary credits and short-term trade-related transactions	7,470	1,501	1,492
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	65,755	–	–
- one year and over	16,668	8,334	7,656
Other	47	47	47
	89,940	9,882	9,195
Exchange rate contracts:			
Spot and forward foreign exchange	106,446	1,016	248
Other exchange rate contracts	11,855	168	42
	118,301	1,184	290
Interest rate contracts:			
Interest rate swaps	52,200	1,077	261
Other interest rate contracts	16,550	–	–
	68,750	1,077	261
Other derivative contracts	16	–	–

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2001			
Contingent liabilities:			
Guarantees	9,124	9,033	3,906
Commitments:			
Documentary credits and short-term trade-related transactions	6,176	1,240	1,234
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	62,777	—	—
- one year and over	18,296	9,148	8,899
	87,249	10,388	10,133
Exchange rate contracts:			
Spot and forward foreign exchange	143,256	2,103	481
Other exchange rate contracts	5,556	85	17
	148,812	2,188	498
Interest rate contracts:			
Interest rate swaps	47,556	820	206
Other interest rate contracts	7,755	—	—
	55,311	820	206

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2001			
Contingent liabilities:			
Guarantees	11,802	11,706	3,761
Commitments:			
Documentary credits and short-term trade-related transactions	5,768	1,154	1,151
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	64,317	–	–
- one year and over	19,367	9,683	9,257
Other	47	47	47
	89,499	10,884	10,455
Exchange rate contracts:			
Spot and forward foreign exchange	98,143	1,066	249
Other exchange rate contracts	7,917	102	21
	106,060	1,168	270
Interest rate contracts:			
Interest rate swaps	44,446	1,035	240
Other interest rate contracts	6,842	–	–
	51,288	1,035	240

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

Contingent liabilities, commitments and derivatives *(continued)*

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Replacement cost			
Exchange rate contracts	**501**	936	310
Interest rate contracts	**879**	670	859
Other derivative contracts	**—**	—	—
	1,380	1,606	1,169

The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-trading contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business segment information, which is more relevant to Hang Seng in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective segments and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' segment and inter-segment expenses for the respective business segments.

Segmental analysis *(continued)*

(a) By business segment

Hang Seng comprises five business segments. Personal financial services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial banking manages middle market and smaller corporate relationships and provides trade-related financial services. Corporate and institutional banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Bank and other market risk positions arising from banking activities. Other mainly represents management of shareholders' funds and investments in premises, investment properties and long-term equities.

Personal financial services reported growth of 7.7 per cent in profit before tax compared with the first half of 2001. Net interest income improved slightly, benefiting from the shift of customer deposits to lower cost savings although mortgage yields continued to fall. The strong growth of 31.5 per cent in other operating income reflected the development of wealth management services which recorded a rise in contribution of 62.1 per cent to HK$809 million for the first half of 2002. During the first half of 2002, sales of retail investment funds, including the popular Hang Seng Investment Series, amounted to HK$15.2 billion, an increase of 156.4 per cent over the same period last year. Total funds under management by Hang Seng's asset management and private banking business units grew by HK$11.3 billion, or 44.5 per cent, during the first half year to HK$36.6 billion at 30 June 2002.

Commercial banking recorded a decrease of 15.8 per cent in profit before tax. Despite the satisfactory growth in trade finance and other lending to the manufacturing sector, net interest income suffered from the reduction in lending margins. The operating result was also affected by a reduction in Mandatory Provident Fund service income and the substantial release and recovery of bad and doubtful debts in the same period last year.

Corporate and institutional banking recorded a decline of 17.1 per cent in profit before tax. The operating result was affected by the compression in corporate lending margins, a reduction in credit facilities income and lower levels of recoveries of bad and doubtful debts compared with the same period last year.

Treasury achieved an encouraging growth of 19.2 per cent in profit before tax. Interest income rose by 13.7 per cent as the fixed rate debt securities portfolio continued to benefit under a low interest rate environment. Other operating income increased, helped by the growth in dealing profits and income from corporate treasury services. Profit on disposal of debt securities from the accrual portfolio also increased.

Other showed a decline of 29.3 per cent in profit before tax, mainly attributable to the substantial reduction in free funds contribution following the further decline in market interest rates. This was despite the increase in profit on disposal of long-term equities.

Segmental analysis *(continued)*

(a) By business segment *(continued)*

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate & Institutional Banking*	*Treasury*	*Other*	*Inter-segment Elimination*	*Total*
Half-year ended 30 June 2002							
Income and expenses							
Net interest income	3,334	507	324	863	425	–	5,453
Operating income	1,303	426	132	161	190	–	2,212
Inter-segment income	–	–	–	–	207	(207)	–
Total operating income	4,637	933	456	1,024	822	(207)	7,665
Operating expenses*	(1,179)	(353)	(54)	(61)	(169)	–	(1,816)
Inter-segment expenses	(167)	(33)	(4)	(3)	–	207	–
Operating profit before provisions	3,291	547	398	960	653	–	5,849
Provisions for bad and doubtful debts	(383)	2	82	–	18	–	(281)
Operating profit	2,908	549	480	960	671	–	5,568
Profit on tangible fixed assets and long-term investments	21	28	–	75	219	–	343
Share of profits of associated companies	45	–	–	–	22	–	67
Profit on ordinary activities before tax	2,974	577	480	1,035	912	–	5,978
Operating profit excluding inter-segment transactions	3,075	582	484	963	464	–	5,568
*Including depreciation	(60)	(11)	(2)	(1)	(100)	–	(174)
At 30 June 2002							
Total assets	136,420	24,752	64,673	219,769	24,992	–	470,606
Total liabilities	309,819	66,064	12,772	11,935	25,731	–	426,321
Investments in associated companies	368	–	–	–	683	–	1,051
Capital expenditure incurred during the period	61	9	1	1	20	–	92

Segmental analysis *(continued)*

(a) By business segment *(continued)*

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate & Institutional Banking*	*Treasury*	*Other*	*Inter-segment Elimination*	*Total*
Half-year ended 30 June 2001							
Income and expenses							
Net interest income	3,298	598	389	759	858	–	5,902
Operating income	991	460	139	129	212	–	1,931
Inter-segment income	–	–	–	–	209	(209)	–
Total operating income	4,289	1,058	528	888	1,279	(209)	7,833
Operating expenses[*]	(1,185)	(382)	(48)	(60)	(191)	–	(1,866)
Inter-segment expenses	(162)	(39)	(5)	(3)	–	209	–
Operating profit before provisions	2,942	637	475	825	1,088	–	5,967
Provisions for bad and doubtful debts	(184)	45	104	–	14	–	(21)
Operating profit	2,758	682	579	825	1,102	–	5,946
Profit on tangible fixed assets and long-term investments	3	3	–	43	163	–	212
Share of profits of associated companies	–	–	–	–	25	–	25
Profit on ordinary activities before tax	2,761	685	579	868	1,290	–	6,183
Operating profit excluding inter-segment transactions	2,920	721	584	828	893	–	5,946
[*]Including depreciation	(65)	(17)	(1)	(1)	(105)	–	(189)
At 30 June 2001							
Total assets	138,166	23,035	65,055	233,546	22,815	–	482,617
Total liabilities	310,111	79,867	19,024	12,148	16,284	–	437,434
Investments in associated companies	68	–	–	–	740	–	808
Capital expenditure incurred during the period	70	13	1	1	20	–	105

Segmental analysis *(continued)*

(a) By business segment *(continued)*

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate & Institutional Banking*	*Treasury*	*Other*	*Inter-segment Elimination*	*Total*
Half-year ended 31 December 2001							
Income and expenses							
Net interest income	3,402	510	343	908	595	–	5,758
Operating income	1,082	447	149	149	189	–	2,016
Inter-segment income	–	–	–	–	206	(206)	–
Total operating income	4,484	957	492	1,057	990	(206)	7,774
Operating expenses*	(1,506)	(443)	(56)	(59)	(174)	–	(2,238)
Inter-segment expenses	(162)	(36)	(4)	(4)	–	206	–
Operating profit before provisions	2,816	478	432	994	816	–	5,536
Provisions for bad and doubtful debts	(389)	(7)	(23)	–	16	–	(403)
Operating profit	2,427	471	409	994	832	–	5,133
Profit on tangible fixed assets and long-term investments	14	36	–	70	61	–	181
Net deficit on property revaluation	–	–	–	–	(14)	–	(14)
Share of profits of associated companies	7	–	–	–	24	–	31
Profit on ordinary activities before tax	2,448	507	409	1,064	903	–	5,331
Operating profit excluding inter-segment transactions	2,589	507	413	998	626	–	5,133
*Including depreciation	(71)	(16)	(2)	(1)	(107)	–	(197)
At 31 December 2001							
Total assets	136,233	22,692	63,108	226,656	26,098	–	474,787
Total liabilities	308,404	69,101	16,412	10,022	25,777	–	429,716
Investments in associated companies	89	–	–	–	685	–	774
Capital expenditure incurred during the period	44	7	–	2	35	–	88

Segmental analysis *(continued)*

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	*Hong Kong*	*Americas*	*Other*	*Total*
Half-year ended 30 June 2002				
Income and expenses				
Total operating income	6,794	835	36	7,665
Profit on ordinary activities before tax	5,105	833	40	5,978
At 30 June 2002				
Total assets	360,701	103,615	6,290	470,606
Total liabilities	412,921	9,352	4,048	426,321
Capital expenditure incurred during the period	91	–	1	92
Contingent liabilities and commitments	103,923	–	652	104,575
Half-year ended 30 June 2001				
Income and expenses				
Total operating income	7,274	524	35	7,833
Profit on ordinary activities before tax	5,572	509	102	6,183
At 30 June 2001				
Total assets	385,709	90,495	6,413	482,617
Total liabilities	420,031	13,138	4,265	437,434
Capital expenditure incurred during the period	103	–	2	105
Contingent liabilities and commitments	95,612	–	761	96,373

Segmental analysis *(continued)*

(b) By geographical region *(continued)*

Figures in HK$m	*Hong Kong*	*Americas*	*Other*	*Total*
Half-year ended 31 December 2001				
Income and expenses				
Total operating income	6,953	783	38	7,774
Profit on ordinary activities before tax	4,525	752	54	5,331
At 31 December 2001				
Total assets	370,489	98,145	6,153	474,787
Total liabilities	415,739	10,068	3,909	429,716
Capital expenditure incurred during the period	87	1	–	88
Contingent liabilities and commitments	100,704	–	597	101,301

Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:

Figures in HK$m	*Banks & Other Financial Institutions*	*Public Sector Entities*	*Other*	*Total*
At 30 June 2002				
Asia-Pacific excluding Hong Kong				
- Australia	16,875	480	2,159	19,514
- other	28,714	954	3,269	32,937
	45,589	1,434	5,428	52,451
The Americas				
- Canada	14,311	5,590	150	20,051
- other	6,969	4,859	6,969	18,797
	21,280	10,449	7,119	38,848
Western Europe				
- Germany	26,277	1,209	120	27,606
- United Kingdom	21,595	83	2,624	24,302
- other	50,056	1,675	2,535	54,266
	97,928	2,967	5,279	106,174
At 30 June 2001				
Asia-Pacific excluding Hong Kong				
- Australia	19,088	1,903	859	21,850
- other	31,476	1,468	2,370	35,314
	50,564	3,371	3,229	57,164
The Americas				
- Canada	15,834	5,657	47	21,538
- other	10,686	2,653	6,412	19,751
	26,520	8,310	6,459	41,289
Western Europe				
- Germany	27,670	1,079	31	28,780
- United Kingdom	22,208	-	1,221	23,429
- other	53,885	1,236	1,469	56,590
	103,763	2,315	2,721	108,799

Cross border claims *(continued)*

Figures in HK$m	*Banks & Other Financial Institutions*	*Public Sector Entities*	*Other*	*Total*
At 31 December 2001				
Asia-Pacific excluding Hong Kong				
- Australia	17,850	1,260	1,691	20,801
- other	33,442	2,283	2,707	38,432
	51,292	3,543	4,398	59,233
The Americas				
- Canada	15,982	3,752	349	20,083
- other	6,737	1,343	7,538	15,618
	22,719	5,095	7,887	35,701
Western Europe				
- Germany	25,136	954	2	26,092
- United Kingdom	20,465	–	1,903	22,368
- other	54,393	1,617	2,298	58,308
	99,994	2,571	4,203	106,768

Additional information

1. Accounting policies

This press release has been prepared on a basis consistent with the accounting policies adopted in the 2001 financial statements except for the following.

Accounting for defined benefit schemes

In prior years, contributions to defined benefit schemes were made in accordance with the advice of qualified actuaries so as to recognise the cost of retirement benefits on a systematic basis over the employees' service lives and were charged to the profit and loss account for the year. In accordance with Hong Kong Statement of Standard Accounting Practice 34 (HKSSAP 34) on 'Employee benefits' which was issued in December 2001 and takes effect for the accounting periods beginning on or after 1 January 2002, the retirement benefit cost of defined benefit schemes charged to the current period profit and loss account is determined by calculating the current service cost, interest cost and expected return on scheme assets in accordance with a set of actuarial assumptions and taking into account the amount of net actuarial losses required to be recognised.

Also in accordance with HKSSAP 34, the transitional assets/liabilities in respect of defined benefit schemes as of 1 January 2002, calculated by estimating the amount of future benefit that the employees have earned in return for their service in the prior periods, discounted to present value, and deducting the fair value of the scheme assets, have been recognised through a prior year adjustment. An amount of HK$189 million, being the net amount of transitional assets and liabilities, has been debited to 'Retained profits' brought forward at 1 January 2002. Accordingly, adjustments have been made to 'Other assets' to include the transitional assets of HK$53 million, and to 'Other liabilities' to include the transitional liabilities of HK$242 million.

Accounting for value on long-term assurance business

To reflect the value placed on Hang Seng's share of interest in the long-term assurance business of Hang Seng Life Limited, Hang Seng has decided to recognise a prudent valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions ('value of long-term assurance business' or 'embedded value') with effect from 1 January 2002. The embedded value was determined in consultation with qualified actuaries and was included in 'Share of profits of associated companies' in the consolidated accounts. The increase in the Bank's share of the value of Hang Seng Life's long-term assurance business in the first half of 2002 amounted to HK$45 million. The amount attributable to the periods prior to 1 January 2002, amounting to HK$206 million, has been recognised through 'Retained profits' brought forward at 1 January 2002 and 'Investment in associated companies' in the balance sheet.

2. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

Additional information *(continued)*

3. Market risk

Market risk is the risk that the movements in interest rates, foreign exchange rates or equity and commodity prices will result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period, and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting. The HKMA is also satisfied with Hang Seng's market risk management process.

The VAR for all interest rate risk and foreign exchange risk positions at 30 June 2002 was HK$285 million compared with HK$352 million at 31 December 2001. The average VAR for the first half of 2002 was HK$297 million, with a maximum of HK$442 million and a minimum of HK$194 million for the period. On an individual portfolio basis, the values at risk at 30 June 2002 relating to the trading portfolio and accrual portfolio were HK$4 million (HK$5 million at 31 December 2001) and HK$284 million (HK$353 million at 31 December 2001) respectively.

The average daily revenue earned from market risk-related treasury activities for the first half of 2002, including accrual book net interest income and funding related to dealing positions, was HK$8 million, compared with HK$6 million for the first half of 2001. The standard deviation of these daily revenues was HK$4 million (HK$3 million for the first half of 2001). No loss was recorded out of 121 trading days in the first half of 2002. The most frequent result was a daily revenue of between HK$4 million and HK$8 million, with 98 occurrences. The highest daily revenue was HK$33 million.

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors.

Additional information *(continued)*

3. **Market risk** *(continued)*

The VAR relating to foreign exchange positions was HK$4 million at 30 June 2002 (HK$4 million at 31 December 2001) and the average amount for the first half of 2002 was HK$4 million, with a maximum of HK$5 million and a minimum of HK$3 million in the period. The average one-day foreign exchange profit for the first half of 2002 was HK$2 million (HK$1 million for the first half of 2001).

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The VAR relating to interest rate exposures was HK$285 million at 30 June 2002 (HK$352 million at 31 December 2001) and the average amount for the first half of 2002 was HK$297 million, with a maximum of HK$442 million and a minimum of HK$194 million for the period. The average daily revenue earned from treasury-related interest rate activities for the first half of 2002 was HK$6 million (HK$5 million for the first half of 2001).

---

4. **Foreign currency positions**

Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 30 June 2002, the US dollar was the only currency in which Hang Seng had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
US dollar non-structural position			
Spot assets	**238,064**	235,047	237,778
Spot liabilities	**(210,627)**	(207,328)	(206,264)
Forward purchases	**44,644**	64,170	39,001
Forward sales	**(63,634)**	(83,184)	(61,725)
Net options positions	**–**	–	4
Net long non-structural position	**8,447**	8,705	8,794

At 30 June 2002, Hang Seng's structural foreign currency positions, which exceeded 10 per cent of the total net structural foreign currency position in all currencies, are as follows:

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Structural position			
US dollar	**792**	508	508
Renminbi	**95**	–	–

Additional information *(continued)*

5. Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies

During the first half of 2002, Hang Seng entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions.

Hang Seng used the IT services of, and shared an automated teller machine network with, its immediate holding company on a cost recovery basis. Hang Seng also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator, and acted as agent for the marketing of Mandatory Provident Fund products for a fellow subsidiary company.

The aggregate amount of income and expenses arising from these transactions during the period, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance sheet transactions at the period-end are as follows:

Income and expenses for the period

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Interest income	**126**	265	178
Interest expense	**9**	33	18
Other operating income	**38**	77	92
Operating expenses	**276**	311	536

Balances at period-end

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Total amount due from	**10,425**	7,641	8,297
Total amount due to	**1,896**	1,098	1,051
Total contract sum of off-balance sheet transactions	**28,664**	26,766	21,580

(b) Associated companies

Hang Seng maintained an interest-free shareholders' loan to an associated company. The balance at 30 June 2002 was HK$208 million (HK$208 million at 30 June 2001 and 31 December 2001). The Bank acted as agent for the marketing of life insurance products for an associated company. Total agency commissions received during the first half of 2002 amounted to HK$142 million (HK$89 million and HK$168 million for the first and second halves of 2001 respectively).

Additional information *(continued)*

5. Material related-party transactions *(continued)*

(c) Ultimate holding company

During the first half of 2002, no transaction was conducted with the Bank's ultimate holding company (unchanged from 2001).

(d) Key management personnel

During the first half of 2002, no material transaction was conducted with key management personnel of Hang Seng and its holding companies and parties related to them (unchanged from 2001).

---

6. Statutory accounts

The information in this press release is unaudited and does not constitute statutory accounts.

The statutory accounts for the year ended 31 December 2001 have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 4 March 2002. The Annual Report and Accounts for the year ended 31 December 2001, which includes the statutory accounts, can be obtained on request from the Company Secretary Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng Bank's website www.hangseng.com.

---

7. Ultimate holding company

Hang Seng Bank is an indirectly-held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

---

8. Statement of compliance

This press release has been prepared in accordance with Hong Kong Statement of Standard Accounting Practice 25 'Interim Financial Reporting'. It also complies with the module on 'Interim Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2001.

---

9. Register of shareholders

The Register of Shareholders of Hang Seng Bank will be closed on Tuesday, 27 August 2002 and Wednesday, 28 August 2002, during which no transfer of shares can be registered. In order to qualify for the first interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited (formerly known as Central Registration Hong Kong Limited), Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Monday, 26 August 2002. The first interim dividend will be payable on Wednesday, 4 September 2002 to shareholders on the Register of Shareholders of the Bank on Wednesday, 28 August 2002.

Additional information *(continued)*

10. Press release

Copies of the interim results announcement may be obtained from the Company Secretary Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2002 Interim Report will be available from the same website on Monday, 5 August 2002 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2002 Interim Report will be sent to shareholders in late August 2002.

Press enquiries to:

Walter Cheung	Telephone: (852) 2198 4020
Cecilia Ko	Telephone: (852) 2198 4227